Exhibit 6
September 8, 2008
Huntsman Corporation,
     10003 Woodloch Forest Drive,
          The Woodlands, Texas 77380
Attention: Peter R. Huntsman
                  President and Chief Executive Officer
Ladies and Gentlemen:
     We write to you to follow up on our August 28, 2008 offer to provide merger financing to Hexion Specialty Chemicals, Inc. (“Hexion”) and Apollo Global Management, LLC (“Apollo”).
     We remain ready to provide financing to Hexion on the terms and conditions described in our August 28 letter (the “CVR Financing Letter”). We also have informed Hexion that we would be willing to provide other types of cash equity financing in consideration of the consummation of the merger. However, Hexion rejected our offer and, to our knowledge, refuses to consider supplemental equity financing on any terms.
     Although we believe the CVR financing continues to be the best method for us to provide supplemental financing to Hexion, we cannot implement the CVR financing unilaterally. Accordingly, we are willing to explore other options.
      In order to adjust our proposal for the lack of cooperation from Hexion, we would like to make to Huntsman Corporation (the “Company”) the following backstop commitment. This backstop commitment will not provide the same amount of cash to the combined company as the CVR financing, but it has the advantage of not requiring the same involvement from Hexion.
     By its signature below, each of the undersigned severally agrees that it will make a payment in cash to the Company (a “Backstop Payment”) in connection with the consummation of the merger in the amount listed opposite our name below.  We will receive no equity, debt or other instrument in return for making the Backstop Payments.  There are only three conditions to our commitments:
(1)	The Company concludes that, for whatever reason, it is not practical on a timely basis to cause Hexion to accept the CVR financing.

(2)	The merger is consummated on the terms provided in the current merger agreement on or prior to November 2, 2008.

(3)	The Huntsman Family Stockholders (as defined in the CVR Financing Letter) make similar backstop commitments (“Other Commitment Letters”) to the Company in an aggregate amount (including our commitment hereunder) of $416,460,102, and the Company does not release any party from such commitments once made.
     Please understand that our offer to purchase CVRs from Hexion continues to be outstanding pursuant to its original terms.  However, our commitments herein to make Backstop Payments are not intended to supplement the CVRs. If any of the undersigned purchases CVRs or makes an equity or similar investment in the combined company as may be agreed with Hexion (an “Investing Stockholder”) , and the other stockholders which have executed this letter and the Huntsman Family Stockholders are also offered the opportunity to purchase CVRs or make such investments on the same terms and conditions, in each case in amounts proportionate to their respective Backstop Payments, then each Investing Stockholder’s commitment to make Backstop Payments to the Company will terminate.
     As a result of this backstop commitment, we can be certain that at least $416,460,102 in cash will be added to the combined balance sheet at closing. This will enhance the Company’s already strong balance sheet contribution to the combined company. Obviously, if Hexion pursues the CVR financing, the amount of capital available to it and its lenders at closing would be greater because of additional shareholder participation in the CVRs. We believe the CVRs remain a preferable solution for both us and Hexion, and we remain committed to working with Hexion to provide CVRs or other equity financing.
     If you agree to accept our commitment, please countersign this letter and return a copy to each of us. Upon delivery of your counterpart signature page to this letter and your entering into the Other Commitment Letters, this letter will become a binding contract between us. If you do not so accept this commitment and enter into the Other Commitment Letters on or prior to September 11, our offer to make the Backstop Payments will terminate without effect. You have informed us that you will request the consent of Hexion prior to accepting our commitments and you hereby represent and warrant to each of us that your acceptance of our commitments and entry into this letter will not conflict with or constitute a breach of your obligations under the merger agreement.
     This letter shall be governed by and construed in accordance with the laws of the State of New York. Our obligations under this letter are solely for your benefit, and may not be relied upon or enforced by any other person. The terms of this letter may be amended or waived only by a written instrument signed by the Company and each of the undersigned that is affected by the amendment or waiver.  This letter may be executed in any number of counterparts, all of which when taken together shall constitute a single instrument. You and we hereby irrevocably waive to the full extent permitted by applicable law all right to trial by jury in any suit, action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter or the transactions contemplated hereby.
     We would welcome other stockholders of the Company to make a similar commitment.  However, we recognize that this backstop proposal may not gain as broad institutional shareholder support as the CVR financing proposal or other equity alternatives, and our offer is not conditional upon any other stockholders making a commitment.
Very truly yours,

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Authorized Signatory

Backstop Payments: US$53,463,541.04 D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Authorized Signatory

Backstop Payments: US$25,612,041.00

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.

	By:	MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Advisor

	By:	/s/ Lawrence Teitelbaum
Name: Lawrence Teitelbaum
Title: Chief Financial Officer

Backstop Payments: US$18,365,703.72

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.

	By:	MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Advisor

	By:	/s/ Lawrence Teitelbaum
Name: Lawrence Teitelbaum
Title: Chief Financial Officer

Backstop Payments: US$52,704,830.36

CITADEL LIMITED PARTNERSHIP

	By:	CITADEL INVESTMENT GROUP, L.L.C., its General Partner

	By:	/s/ John C. Nagel
Name: John C. Nagel
Title: Authorized Signatory

Backstop Payments: US$80,080,000
ACCEPTED AND AGREED
on September ___, 2008:

HUNTSMAN CORPORATION

By:
Name: Peter Huntsman
Title: President and Chief Executive Officer